             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Earnings per share:  The earnings per share computation for the year ended
     ------------------
September 30, 1997 is based on net income earned divided by the weighted average number of shares outstanding from the beginning of the fiscal year to the end of the fiscal year. For purposes of this computation, the number of shares of common stock purchased by the Bank's employee stock ownership plan which have not been allocated to participant accounts are not assumed to be outstanding.